Exhibit 99.2

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. ANNOUNCES TERMS OF EQUITY FINANCING

MONTREAL, Quebec, Canada, June 2nd, 2010 - Richmont Mines Inc. (“Richmont”) (TSX - NYSE Amex: RIC) announced today that, in connection with its previously announced public offering, it has agreed to sell 3,000,000 common shares of Richmont (the “Common Shares”) at a price of CAN$5 per Common Share to raise gross proceeds of CAN$15,000,000 (the “Offering”) pursuant to a short form prospectus filed with the regulatory authorities in each of the provinces of British Columbia, Alberta, Ontario and Quebec and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The Underwriters have also been granted an option to purchase up to an additional 450,000 Common Shares on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, up to 30 days from the closing of the offering (the “Over-Allotment Option”). If the Over-Allotment Option is exercised in full, the total gross proceeds to Richmont will be CAN$17,250,000.

The Offering is scheduled to close on or about June 17, 2010 and is subject to certain customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Amex.

The net proceeds of the Offering will be used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

The Common Shares that may be offered have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Common Shares may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares that may be offered under the short form prospectus within the United States or to U.S. persons.

About Richmont Mines Inc.
Richmont has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, Richmont is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Marco Wingender
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 240
E-mail: jaitken@richmont-mines.com	E-mail: marco.wingender@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com